                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of June 2004
                 ---------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F    A    Form 40-F
                    ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                         ---------

          THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO.
          33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 10 June 2004                      FLETCHER CHALLENGE FORESTS LIMITED
                                       ----------------------------------



                                         /s/ P M Gillard

                                         P M Gillard
                                         SECRETARY
                                         ---------

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[TENON LETTERHEAD]
                                                                   NEWS RELEASE


TO:          THE BUSINESS EDITOR

From:        Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
             Telephone:         64-9-571 9846
             Fax:               64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.


Information on Tenon Limited can be found at http://www.tenon.co.nz.


  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).


================================================================================

                               TENON BOARD CHANGES


Auckland, 10 June, 2004 - Tenon Limited today announced changes to its Board following Rubicon's successful takeover offer for Tenon. Sir Dryden Spring (Chairman) and Warren Larsen (Director) have both resigned, and Tony Gibbs has been appointed to the Board. The Tenon Board is now comprised of Tony Gibbs (Chairman), Michael Andrews, Rodger Fisher, Luke Moriarty and Michael Walls.

Sir Dryden said that he was proud of what had been achieved during their tenure as directors, following separation from Fletcher Challenge Limited. The Board had led a strategic restructuring in which under-performing forest assets were sold, $349 million of capital returned to shareholders with more to come later in the year, and the Company transformed into a customer-focussed, wood solutions marketing, distribution and processing business, which is already generating profits significantly ahead of original expectations, and which has strong growth prospects.

The successful implementation of the new strategy has increased shareholder value by 53% over the past year.

Sir Dryden said that he and Mr Larsen leave the Company in good heart and with very strong channels to market, and a very good young management team in place, whom he is confident will deliver further increases in shareholder value in the future.


ENDS